

April 12, 2013

<u>Via E-Mail</u>
Mr. William W. Douglas III
Chief Financial Officer
Coca-Cola Enterprises, Inc.
2500 Windy Ridge Parkway
Atlanta, GA 30339

  Re: **Coca-Cola Enterprises, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed February 8, 2013
    Form 8-K filed February 7, 2013
    File No. 1-34874

Dear Mr. Douglas:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.
  .

               Sincerely,

               /s/Tia L. Jenkins

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel, and
               Mining